Anheuser-Busch InBev nv/sa

Brouwerijplein 1

3000 Leuven

Belgium

T +32 16 27 61 11

F +32 16 50 61 11

www.ab-inbev.com

Ms. Tia L. Jenkins,

    Senior Assistant Chief Accountant, Office of Beverages, Apparel, and Mining,

        Securities and Exchange Commission,

            Division of Corporation Finance,

                100 F Street, N.E.,

                    Washington, D.C. 20549.

July 8, 2014

Re:	Anheuser-Busch InBev SA/NV Form 20-F for Fiscal Year Ended December 31,
2013 Filed March 25, 2014 File No. 001-34455

Dear Ms. Jenkins:

Thank you for your letter of June 10, 2014, setting forth the comments (the “Comments”) of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) on the Annual Report on Form 20-F for the fiscal year ended December 31, 2013 (the “Form 20-F”), filed by Anheuser-Busch InBev SA/NV (the “Company”) on March 25, 2014. The Company has keyed its responses in this letter to the headings used in the Staff’s comment letter and has marked the responses with the letter “R” beside the comment number. The Comments are set forth in bold-face type.

*    *    *

Ms. Tia L. Jenkins

AB Inbev Group Audited Consolidated Financial Statements, page F-1

Notes to the Consolidated Financial Statements, page F-10

Note 12. Income Taxes, page F-34

1.	We note your effective tax rate decreased from 16.2% to 11.1% from 2012 to 2013. We also note that during 2013 you completed the combination of Grupo Modelo, which has a nominal tax rate of 30%. Please provide to us expanded information per IAS 12 paragraph 81(d) on the following:

a.	the components of the reconciliation adjustment labeled “Non-taxable financial and other income” of $8,543 million excluding the gain on the initial investment held in Grupo Modelo of $6,410 million;

b.	the components of the line item labeled “tax savings from tax credits and special tax status,” and;

c.	clarification of the effect on your current and deferred income taxes arising from the Grupo Modelo business combination.

To the extent these line items are comprised of individually significant items, please provide draft disclosure to be included in future filings that quantifies and clarifies the effects of tax credits and special tax status. Please discuss whether you have significantly low tax rates in particular jurisdictions and if these are one-time events or recurring items and expiry date, if any, of these items.

R:	The Company acknowledges the Staff’s comment seeking expanded information regarding changes in applicable tax rates and the impacts on the effective tax rate. As explained in further detail below, after excluding the impact of the non-taxable gain on the remeasurement of the initial investment held by the Company in Grupo Modelo, the Company’s effective tax rate was not materially affected by the 2013 Grupo Modelo combination as compared to the Company’s effective tax rate for 2012. This is because both Grupo Modelo itself, and the transactions entered into by the Company to acquire Grupo Modelo, attracted tax rates below the Mexican statutory rate of 30% (or below other applicable statutory rates in the relevant jurisdictions) during the period from the combination date through year end.

In response to comment 1.a., the components of the reconciliation adjustment “Non-taxable financial and other income” of $8,543 million are comprised of the non-taxable gain on the remeasurement of the initial investment held in Grupo Modelo of $6,410 million and other less significant components amounting to $2,133 million. These less significant components comprise: a $167 million intergroup transfer of an investment, relating to the Grupo Modelo combination and resulting in a one-time tax benefit, for which no deferred tax liability has been recognized because the Company can control the timing of the reversal of the temporary difference and has concluded that the

Ms. Tia L. Jenkins

temporary difference will not reverse in the foreseeable future; $679 million relating to foreign source income in different jurisdictions which are not subject to tax in the local jurisdiction; $638 million of government tax incentives such as the Section 199 Domestic Manufacturing Deduction in the United States and indirect tax incentives in Brazil which result in non-taxable income; and $649 million in permanent deductions such as inflation adjustments deductible in Mexico but not recognized in pre-tax income, and foreign withholding taxes due on intercompany interest which are deductible for corporate tax purposes and offset by withholding tax charges.

In response to comment 1.b., the Company sets out that components of the line item labelled “Tax savings from tax credits and special tax status” include: $610 million tax deductions calculated as a percentage of shareholders’ equity as determined by law in Brazil and Belgium; $264 million in tax deductible goodwill for which no deferred tax liability has been recorded because the Company has concluded that temporary difference will not reverse in the foreseeable future; and $746 million in other miscellaneous tax deductions reducing taxable income.

In response to comment 1.c., the Company summarizes the effect on its current and deferred income taxes arising from the Grupo Modelo business combination as set forth below:

Income statement related items:

•	The Company did not recognize a deferred tax liability on the $6,410 million fair value adjustment of its previously existing equity interest in Grupo Modelo based on the Company’s ability to control the timing of the reversal of the temporary difference and consequently concluded that the temporary difference would not reverse in the foreseeable future, in line with paragraph 39 of IAS 12.

•	The Company recorded additional deferred tax liability of $174 million related to unremitted earnings of Grupo Modelo upon post-combination remeasurement of the previously existing deferred tax liability based on the Company’s estimate of the liability associated with pre-combination unremitted earnings that are expected to reverse in the foreseeable future.

•	The Company recorded current and deferred tax liabilities of $178 million relating to Grupo Modelo’s profit of $766 million for the period since the combination, with taxes reported by Grupo Modelo during 2013 falling below the Mexican statutory rate due to the one-time tax benefit from an intragroup transfer and permanent domestic tax deductions referred to above.

•	The Company recorded current and deferred tax liabilities of $22 million relating to reported income of $335 million in other entities of AB InBev as a consequence of the Group Modelo combination. The $335 million results from intragroup transactions and other financing arrangements and hedges entered into in connection with the acquisition of Group Modelo, and attracted taxes and rates lower than the applicable statutory rates due to specific regulations in the respective jurisdiction.

Ms. Tia L. Jenkins

Balance sheet related items:

•	As part of the Grupo Modelo purchase price allocation, upon combination, the Company recorded in its balance sheet a deferred tax liability of $1,132 million related to temporary differences existing at the date of combination, the most significant portion of which related to acquired intangible assets. The Company also recorded a current tax liability of $1,468 million.

The Company has reflected on the Staff’s comment and proposes to expand its disclosure in future filings as set forth in Note 12, included as Annex A to this response letter.

Note 32. Contingencies, page F-70

2.	We note that you have estimated your contingent liabilities primarily related to tax matters with the Brazilian authorities and estimated possible risk of loss at 14.4 billion Brazilian real (6.1 billion US dollar) at December 31, 2013. You have only provided certain information about specific matters. Please expand your discussion to explain the components of the estimated possible risk of loss of 10.2 billion Brazilian real (4.4 billion US dollar) related to income tax and social contributions. Considering you have not recorded a provision, please provide an indication of the uncertainties related to the amount or timing of any outflow per IAS 37 paragraph 86(b).

R:	The Company respectfully advises the Staff that the disclosure of the contingencies related to the tax matters included in Note 32 on page F-70 of the Form 20-F already includes a discussion of both (a) the material tax matters associated with the estimated possible risk of loss of 10.2 billion Brazilian real (4.4 billion US dollar) related to income tax and social contributions and (b) the material tax matters associated with the estimated possible risk of loss of 3.8 billion Brazilian real (1.6 billion US dollar) related to value added and excise taxes. Together, these two tax matters account for 14.0 Brazilian real (6.0 billion US dollars) of the total possible risk of loss of 14.4 billion Brazilian real (6.1 billion US dollar) at December 31, 2013.

The material components of the estimated possible risk of loss that are individually discussed in Note 32 comprise in aggregate approximately (a) 9.3 billion Brazilian real (4.0 billion US dollar) of the 10.2 billion Brazilian real (4.4 billion US dollar) related to income tax and social contributions and (b) 1.5 billion Brazilian real (0.6 billion US dollar) of the 3.8 billion Brazilian real (1.6 billion US dollar) at December 31, 2013 related to value added and excise taxes. The Company believes that the remaining components are not material enough to warrant individual discussion.

Ms. Tia L. Jenkins

In light of the Staff’s comments, the Company will, in future filings, revise the disclosure in Note 32 to make use of sub-headings which clearly indicate the specific AmBev tax matters relating to ‘Income tax and social contribution’ as distinct from those relating to ‘Value-added and excise taxes’. The Company will also prospectively expand its disclosure in future filings in the introductory paragraph to Note 32 to provide an indication of the uncertainties related to the amount or timing of any outflow as prescribed by paragraph 86(b) of IAS 37. By way of illustration, the Company refers to the revised text of Note 32 included as Annex B to this response letter.

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Ms. Tia L. Jenkins

In connection with our responses to the Staff’s questions, the Company hereby acknowledges the following: the Company is responsible for the adequacy and accuracy of the disclosures in the filing; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Craig Katerberg of Anheuser-Busch InBev Services, LLC at (212) 573-6241 or George H. White of Sullivan & Cromwell LLP at +44 20 7959 8570 with any questions you may have.

Very truly yours,

/s/ Ann Randon
Ann Randon VP Control & Tax Anheuser-Busch InBev SA/NV

cc:	Julie Marlowe

Nasreen Mohammed

(Securities and Exchange Commission)

Felipe Dutra

Sabine Chalmers

(Anheuser-Busch InBev SA/NV)

Craig Katerberg

(Anheuser-Busch InBev Services, LLC)

George H. White

John Horsfield-Bradbury

Sentheel Salvam

(Sullivan & Cromwell LLP)

(enclosures)

Annex A

Note 12 – revised prospective disclosure

12. INCOME TAXES

Income taxes recognized in the income statement can be detailed as follows:

Million US dollar	2013	2012[1]
Current tax expense
Current year	(2,130)	(2,125)
(Underprovided)/overprovided in prior years	132	242

	(1,998)	(1,883)

Deferred tax (expense)/income
Origination and reversal of temporary differences	(174)	267
(Utilization)/recognition of deferred tax assets on tax losses	153	(64)
Recognition of previously unrecognized tax losses	3	—

	(18)	203

Total income tax expense in the income statement	(2,016)	(1,680)

The reconciliation of the effective tax rate with the aggregated weighted nominal tax rate can be summarized as follows:

Million US dollar	2013	2012[1]
Profit before tax	18,534	11,005
Deduct share of result of associate	294	624

Profit before tax and before share of result of associates	18,240	10,381

Adjustments on taxable basis
One-time events related to the Grupo Modelo combination	(6,577)	—
Foreign source income	(679)	(73)
Government incentives	(638)	(500)
Taxable intercompany dividends	135	394
Expenses not deductible for tax purposes	801	241
~~Non-taxable financial and other income~~	~~(8,543 )~~	~~(717 )~~
Other non-taxable income	(649)	(144)

	10,633	10,299

Aggregated weighted nominal tax rate	33.3%	32.8%

Tax at aggregated weighted nominal tax rate	(3,545)	(3,379)

Adjustments on tax expense
Utilization of tax losses not previously recognized	16	131
Recognition of deferred taxes assets on prior years’ losses	3	—
Write down of deferred tax assets on losses and current year losses for which no deferred tax asset is recognized	(74)	(129)
(Underprovided)/overprovided in prior years	132	242
~~Tax savings from tax credits and special tax status~~	~~1,620~~	~~1,274~~
Deductions from interest on equity	610	484
Deductions from goodwill	264	282
Other tax deductions	746	508
Withholding taxes	(425)	(143)
Change in tax rate	116	(18)
Other tax adjustment	141	342

	(2,016)	(1,680)

Effective tax rate	11.1%	16.2%

The total income tax expense amounts to 2 016m US dollar in 2013 compared to 1 680m US dollar in 2012 and 1 826m US dollar in 2011. The effective tax rate decreased from 16.2% to 11.1% from 2012 to 2013. The decrease of the effective tax rate mainly results from the non-taxable nature of the exceptional gain related to the fair value adjustment on the initial investment held in Grupo Modelo (see also Note 6 Acquisitions and disposals of subsidiaries and Note 8 Exceptional items), gains from certain derivatives related to the hedging of share-based payment programs, changes of profit mix to countries with lower marginal tax rates, as well as incremental income tax benefits. This decrease was partially offset by the combination with Grupo Modelo, which has a nominal tax rate of 30%. The decrease in the effective tax rate in 2012 compared to 2011 mainly results from a shift in profit mix to countries with lower marginal tax rates, incremental tax benefits in Brazil, as well as favorable outcomes on tax claims.

The Company benefits from tax exempted income and tax credits which are expected to continue in the future, except for the one-time benefit realized in 2013 relating to Grupo Modelo, and the tax deductible goodwill in Brazil which will expire in 2017. The Company does not benefit from significantly low tax rates in any particular jurisdiction.

Income taxes were directly recognized in other comprehensive income as follows:

Million US dollar	2013	2012 [1]
Income tax (losses) / gains
Re-measurement of post-employment benefits	(289)	140
Cash flow hedges	(12)	(37)
Net investment hedges	8	68

[1]	2012 as Reported, adjusted to reflect the effects of retrospective application on the revised IAS 19 Employee Benefits (see Note 3 Summary of significant accounting policies).

Annex B

Note 32 – revised prospective disclosure

32. CONTINGENCIES1

The company has contingencies for which, in the opinion of management and its legal counsel, the risk of loss is possible but not probable and therefore no provisions have been recorded. ~~The most significant contingencies are discussed below.~~ Due to their nature, such legal proceedings and tax matters involve inherent uncertainties including, but not limited to, court rulings, negotiations between affected parties and governmental actions, and as a consequence AB InBev management cannot at this stage estimate the likely timing of resolution of these matters. The most significant contingencies are discussed below.

AMBEV TAX MATTERS

As of 31 December 2013, AB InBev’s material tax proceedings related to Ambev and its subsidiaries. Estimates of amounts of possible loss are as follows:

Million US dollar	2013	2012
Income tax and social contribution	4 352	3 711
Value-added and excise taxes	1 625	1 433
Other taxes	155	150

	6 132	5 294

The most significant tax proceedings of Ambev are discussed below.

INCOME TAX AND SOCIAL CONTRIBUTION

~~As of 31 December 2013, AB InBev’s material tax proceedings mainly related to Ambev and its subsidiaries with a total estimated possible risk of loss of 14.4 billion Brazilian real (6.1 billion US dollar). As of 31 December 2012, the total estimated possible risk of loss amounted to 10.8 billion Brazilian real (5.3 billion US dollar).~~

~~Approximately 10.2 billion Brazilian real (4.4 billion US dollar) of the aforementioned total estimated possible risk related to income tax and social contributions and approximately 3.8 billion Brazilian real (1.6 billion US dollar) related to value added and excise taxes, of which the most significant are discussed below. As of 31 December 2012, the amounts related to income tax and social contributions and to value added and excise taxes were 7.6 billion Brazilian real (3.7 billion US dollar) and 2.9 billion Brazilian real (1.4 billion US dollar), respectively.~~

During the first quarter 2005, certain subsidiaries of Ambev received a number of assessments from Brazilian federal tax authorities relating to profits of its foreign subsidiaries. In December 2008, the Administrative Court decided on one of the tax assessments relating to earnings of Ambev’s foreign subsidiaries. This decision was partially favorable to Ambev, and in connection with the remaining part, Ambev filed an appeal to the Upper House of the Administrative Court and is awaiting its decision. With respect to another of the tax assessments relating to foreign profits, the Administrative Court rendered a decision favorable to Ambev in September 2011. In December 2013, Ambev received another tax assessment related to profits of its foreign subsidiaries. As of 31 December 2013, Ambev management estimates the exposure of approximately 3.8 billion Brazilian real (1.6 billion US dollar) as a possible risk, and accordingly has not recorded a provision for such amount, and approximately 32m Brazilian real (14m US dollar) as a probable loss.

In December 2011, Ambev received a tax assessment related to the goodwill amortization resulting from the Inbev Holding Brasil S.A. merger with Ambev. Ambev filed an appeal in June 2012 and awaits the administrative level decision (‘Conselho Administrativo de Recursos Fiscais do Ministério da Fazenda—CARF’). Ambev management estimates the amount of possible losses in relation to this assessment to be approximately 3.9 billion Brazilian real (1.7 billion US dollar) as of 31 December 2013. Ambev has not recorded any provision in connection therewith. In the event Ambev would be required to pay these amounts, Anheuser-Busch InBev SA/NV will reimburse Ambev the amount proportional to the benefit received by Anheuser-Busch InBev SA/NV pursuant to the merger protocol, as well as the respective costs.

In October 2013, Ambev also received a tax assessment related to the goodwill amortization resulting from the merger of QUINSA S.A. into Ambev. Ambev filed a defense in November 2013 and awaits the administrative first decision. Ambev management estimates the amount of possible losses in relation to this assessment to be approximately 1,1 billion Brazilian real (0.5 billion US dollar) as of 31 December 2013. Ambev has not recorded any provision in connection therewith.

Ambev and certain of its subsidiaries received a number of assessments from Brazilian federal tax authorities relating to the consumption of income tax losses in relation to company mergers. Ambev management estimates the total exposures of possible losses in relation to these assessments to be approximately of 582m Brazilian real (248m US dollar), as of 31 December 2013.

[1]	Amounts have been converted to US dollar at the closing rate of the respective period.

VALUE-ADDED AND EXCISE TAXES

In Brazil, goods manufactured within the Manaus Free Trade Zone intended for consumption elsewhere in Brazil are exempt from IPI excise tax. Ambev’s subsidiaries have been registering IPI excise tax presumed credits upon the acquisition of exempted inputs manufactured therein. Since 2009, Ambev has been receiving a number of tax assessments from the Brazilian Federal Tax Authorities relating to the disallowance of such presumed credits, which the decision from the Upper House of the Administrative Court is still pending. Ambev management estimates the possible losses related to these assessments to be approximately 720m Brazilian real (307m US dollar) as of December 31, 2013.

~~In October 2013, Ambev received a tax assessment related to the goodwill amortization resulting from the merger of QUINSA S.A. into Ambev. Ambev filed a defense in November 2013 and awaits the administrative first decision. Ambev management estimates the amount of possible losses in relation to this assessment to be approximately 1,1 billion Brazilian real (0.5 billion US dollar) as of 31 December 2013. Ambev has not recorded any provision in connection therewith.~~

Ambev is currently party to legal proceedings with the State of Rio de Janeiro where it is challenging such State’s attempt to assess ICMS with respect to irrevocable discounts granted by Ambev in January 1996 and February 1998. These proceedings are currently before the Superior Court of Justice and the Brazilian Supreme Court. In November 2013, Ambev received a similar tax assessments issued by the State of Pará. Ambev management estimates the total exposure of possible losses in relation to the matter to be approximately 760m Brazilian real (324m US dollar), as of December 31, 2013.

WARRANTS

Certain holders of warrants issued by Ambev in 1996 for exercise in 2003 proposed lawsuits to subscribe correspondent shares for an amount lower than Ambev considers as established upon the warrant issuance. In case Ambev loses the totality of these lawsuits, the issuance of 172 831 575 shares would be necessary. Ambev would receive in consideration funds that are materially lower than the current market value. This could result in a dilution of about 1% to all Ambev shareholders. Furthermore, the holders of these warrants are claiming that they should receive the dividends relative to these shares since 2003, approximately 413m Brazilian real (176m US dollar) in addition to legal fees. Ambev disputes these claims and intends to continue to vigorously defend its case.

ANTITRUST MATTERS

On 22 July 2009, CADE, the Brazilian antitrust authority issued its ruling in Administrative Proceeding No. 08012.003805/2004-1. This proceeding was initiated in 2004 as a result of a complaint filed by Schincariol (a South American brewery and beverage maker based in Brazil) and had, as its main purpose, the investigation of Ambev’s conduct in the market, in particular its customer loyalty program known as “Tô Contigo,” which is similar to airline frequent flyer and other mileage programs. During its investigation, the Secretariat of Economic Law of the Ministry of Justice (“SDE”) concluded that the program should be considered anticompetitive unless certain adjustments were made. These adjustments had already been substantially incorporated into the then-current version of the Program. The SDE opinion did not threaten any fines and recommended that the other accusations be dismissed. After the SDE opinion was issued, the proceeding was sent to CADE, which issued a ruling that, among other things, imposed a fine in the amount of 353m Brazilian real (151m US dollar). Ambev believes that CADE’s decision was without merit and thus has challenged it before the federal courts, which have ordered the suspension of the fine and other parts of the decision upon its posting of a guarantee. Ambev has already rendered a court bond (letter of credit) for this purpose. According to the opinion of Ambev’s management, a loss is possible (but not probable), and therefore Ambev has not established a provision in its financial statements. This possible loss is expected to be limited to the aforementioned fine (which was 490m Brazilian Real (209m US dollar) as of 31 December 2013, reflecting accrued interests) and additional legal fees in connection with this matter. Ambev is also involved in other administrative proceedings before CADE and SDE, relating to the investigation of certain conduct, none of which the company believes contravenes applicable competition rules and regulations

In August 2011, the German Federal Cartel Office (Bundeskartellamt) launched an investigation against several breweries and retailers in Germany in connection with an allegation of anticompetitive vertical price maintenance by breweries vis-à-vis their trading partners in Germany. Depending on the outcome of the investigation, the company may face fines. The company is taking the appropriate steps in the pending proceedings but has not recorded any provisions for any potential fines at this point in time, as AB InBev management does not know whether the company will eventually face any such fines and, in any event, cannot at this stage reliably estimate the appropriate amount. In addition, the company cannot at this stage estimate the likely timing of the resolution of this matter.

2009 DISPOSITIONS PENSION LITIGATION

On 1 December 2009, AB InBev and several of its related companies were sued in Federal Court in the Eastern District of Missouri in a lawsuit styled Richard F. Angevine v. AB InBev, et al. The plaintiff sought to represent a class of certain employees of Busch Entertainment Corporation, which was divested on 1 December 2009, and the four Metal Container Corporation plants which were divested on 1 October 2009. He also sought to represent certain employees of any other subsidiary of Anheuser-Busch Companies, Inc. (ABC) which were divested on 1 October 2009. The lawsuit contained claims that the class was entitled to enhanced retirement benefits under sections 4.3 and 19.11(f) of the Anheuser-Busch Companies’ Salaried Employees’ Pension Plan (the “Plan”). Specifically, plaintiff alleged that the divestitures resulted in his “involuntarily termination” from “ABC and its operating division and subsidiaries” within three years after the 18 November 2008 ABC/InBev merger, which allegedly triggered the enhanced benefits under the Plan. The lawsuit claimed that by failing to provide the class members with these enhanced benefits, AB InBev, et al. breached their fiduciary duties under ERISA. The complaint sought punitive damages and attorneys’ fees. On 16 July 2010, the Court ruled that the claims for breach of fiduciary duty and punitive damages were not proper. The Court also found that Angevine did not exhaust his administrative remedies, which he must first do before filing a lawsuit. Angevine filed an appeal of this ruling with the Eighth Circuit Court of Appeals. On 22 July 2011, the Court of Appeals affirmed the decision of the lower court. No further appeals were filed.

On 15 September 2010, AB InBev and several of its related companies were sued in Federal Court for the Southern District of Ohio in a lawsuit entitled Rusby Adams et al. v. AB InBev et al. This lawsuit was filed by four employees of Metal Container Corporation’s facilities in Columbus, Ohio, Gainesville, Florida, and Ft. Atkinson, Wisconsin that were divested on 1 October 2009. Similar to the Angevine lawsuit, these plaintiffs seek to represent a class of participants of the Anheuser-Busch Companies’ Inc. Salaried Employees’ Pension Plan (the “Plan”) who had been employed by subsidiaries of Anheuser-Busch Companies, Inc. that had been divested during the period of 18 November 2008 and 17 November 2011. The plaintiffs also allege claims similar to the Angevine lawsuit: (1) that they are entitled to benefits under section 19.11(f) of the Plan; and (2) that the denial of benefits was a breach of fiduciary duty. AB InBev believed that it had defenses to these claims, and filed a motion to dismiss. On 25 April 2011, the Court dismissed the breach of fiduciary duty claims, and the only remaining claim is for benefits under section 19.11(f). On 28 March 2012, the Court certified that the case could proceed as a class action comprised of former employees of the divested MCC operations. On 9 January 2013, the Court granted AB InBev’s motion for Judgment on the Administrative Record. The plaintiffs appealed this decision on 5 February 2013. That appeal has been fully briefed and argued, and is pending before the Court of Appeals for the 6th Circuit.

On 10 January 2012, a class action complaint asserting claims very similar to those asserted in the Angevine lawsuit was filed in Federal Court for the Eastern District of Missouri, styled Nancy Anderson et al. v. Anheuser-Busch Companies Pension Plan et al. Unlike the Angevine case, however, the plaintiff in this matter alleges complete exhaustion of all administrative remedies. The company filed a motion to dismiss on 9 October 2012. This was still pending when the Court allowed the complaint to be amended on 19 November 2012 to name four new plaintiffs. AB InBev filed a motion to dismiss on 17 December 2012. While this motion was pending, on 11 March 2013 the Court consolidated the case with the Knowlton case (see below) which had been transferred from California to Missouri.

On 10 October 2012, another class action complaint was filed against Anheuser-Busch Companies, LLC, Anheuser-Busch Companies Pension Plan, Anheuser-Busch Companies Pension Plan Appeals Committee and the Anheuser-Busch Companies Pension Plans Administrative Committee by Brian Knowlton, an employee of the divested Busch Entertainment Corporation. This complaint, filed in Federal Court in the Southern District of California, was amended on 12 October 2012. Like the other lawsuits, it claims that the employees of any divested assets were entitled to enhanced retirement benefits under section 19.11(f) of the Plan. However, it specifically excludes the divested Metal Container Corporation facilities that have been included in the Adams class action. On 6 November 2012, the plaintiffs filed a motion asking the court to move the Anderson case to California to join it with the Knowlton case for discovery. The company filed a motion to dismiss/motion to transfer the case to Missouri on 12 November 2012, which was granted on 30 January 2013. As outlined above, on 11 March 2013, the Knowlton case was then consolidated in Missouri with the Anderson case. On 19 April 2013 a consolidated complaint was filed, and a Motion to Dismiss was filed by the company on 10 May 2013. On 30 October 2013, the court dismissed the breach of fiduciary claims, and an answer was filed on 13 November 2013. On 19 November 2013, plaintiffs amended one count of the consolidated complaint. A Motion to Dismiss the amended count was filed on 6 December 2013 and has not yet been ruled upon. Class certification briefing is scheduled to occur during the first quarter of 2014.